SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT

                                   Pursuant to

                               SECTION 14(d)(4) of

                       THE SECURITIES EXCHANGE ACT OF 1934



                      DAMSON/BIRTCHER REALTY INCOME FUND I
                            (Name of Subject Company)


                             LF Special Fund I, L.P.
                      (Name of Person(s) Filing Statement)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)


                             William McSherry, Esq.
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-6999
                 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

ITEM 1.  SECURITY AND SUBJECT COMPANY

                  This statement relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), whose principal executive offices are located at 27611 La Paz Road, P.O. Box A-1, Laguna Niguel, California 92677-0100.

ITEM 2.  TENDER OFFER OF THE BIDDER

                  This statement relates to a tender offer (the "Offer") by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"), whose principal executive offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

ITEM 3.  IDENTITY AND BACKGROUND

                  (a) This Schedule 14D-9 is being filed by LF Special Fund I, L.P., a California limited partnership ("LFSFI") and a non-managing general partner of the Partnership, at the request of the Securities and Exchange Commission (the "Commission") in response to inquiries by the Commission regarding the events described in Item 3(b) below. LFSFI previously executed, on behalf of the Partnership in its capacity as a general partner of the Partnership, the Partnership's Schedule 14D-9, dated May 6, 1998, amended by the filing of a Schedule 14-9A, dated May 19, 1998 (the "Partnership Schedule 14D-9").

                  (b) Reference is made to the Schedule 14D-1, dated April 21, 1998 (the "Schedule 14D-1") filed with the Commission by Grape Investors. Reference is also made to the Partnership Schedule 14D-9.

                  Grape Investors filed the Schedule 14D-1, dated April 21, 1998, with the Commission. The Partnership filed the Partnership Schedule 14D-9, dated May 6, 1998, with the Commission.

                  On May 8, 1998, a registered broker dealer, DCC Securities Corporation ("DCC"), mailed a letter to numerous investors in the Partnership expressing an interest in assisting investors who were desirous of liquidating their Interests at a price higher than the price offered by Grape Investors in its Schedule 14D-1.

                  Dolomite Investors L.L.C. ("Dolomite"), an entity controlled by Brent R. Donaldson, who is also the President of Liquidity Fund Asset Management, Inc., which is a general partner of LFSFI, assisted DCC in the preparation of the May 8, 1998 letter and paid for its mailing. Dolomite, which is not otherwise involved with the Partnership, contemplated that it might respond to offers made by investors to DCC to sell their Interests in response to the May 8, 1998 letter. Dolomite contemplated that, in response to these offers, it might purchase Interests at a price higher than the tender offer price offered by Grape, but no specific price was ever offered by Dolomite or any of its affiliates and no purchases of Interests were made by Dolomite or any of its affiliates. Dolomite was informed by DCC that other unrelated parties had expressed an interest in acquiring Interests and that for Dolomite to acquire Interests it would have to pay the then highest price in the market. Dolomite informed DCC that prior to any purchase of Interests by Dolomite, a seller must be informed of Dolomite's affiliation with LSFSI and that such seller be encouraged to review all information regarding the Partnership set forth in filings with the Commission, including the Partnership Schedule 14D-9. LFSFI understands that DCC has announced that it does not intend to serve as a broker for investors in the Partnership during the pendency of the Grape Investors tender offer reflected in the Grape Investors Schedule 14D-1.

                  Neither Dolomite nor any of its affiliates (a) informed the other general partner of the Partnership of Dolomite's interest in acquiring Interests in the Partnership, or (b) purchased, or offered to purchase, any Interests of the Partnership through DCC or otherwise. Neither Dolomite nor any of its affiliates initiated any contact, by telephone, or in writing with any investor of the Partnership. One investor called Dolomite (at the suggestion of DCC) and this investor was told that Dolomite had nothing to say about the Partnership. No offer was made to that investor or to any other person.

                  Neither by Dolomite nor any of its affiliates has any present intention of (a) making any purchases or offers to purchase of any Interests in the Partnership; (b) contacting any investor in the Partnership; (c) responding to any investor who calls or writes to any of them about the Partnership; or (d) making any public statement as to the Grape Investors tender offer other than through appropriate filings under the federal securities laws.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

                  (a) LFSFI previously executed, on behalf of the Partnership in its capacity as a general partner of the Partnership, the Partnership Schedule 14D-9. By so executing the Partnership Schedule 14D-9, LFSFI evidenced its concurrence with the Partnership's reasons for recommending that limited partners reject the Grape Investors offer. The recommendation of the Partnership and the reasons for the Partnership recommending that limited partners of the Partnership reject the Grape Investors offer set forth in the Partnership 14D-9 are incorporated by reference in this Schedule 14D-9.

                  (b) The recommendation of the Partnership and the reasons for the Partnership recommending that limited partners of the Partnership reject the Grape Investors offer set forth in the Partnership 14D-9 are incorporated by reference in this Schedule 14D-9.

ITEM 5   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

                  None.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

                  (a) Neither LFSFI, any of its affiliates, any of its subsidiaries nor any executive officers or directors of LFSFI, any of its affiliates or any of its subsidiaries has entered into any transaction with respect to the Interests in the past 60 days.

                  (b) Neither LFSFI, any of its affiliates, any of its subsidiaries nor any executive officers or directors of LFSFI, any of its affiliates or any of its subsidiaries has any present intention to tender to Grape Investors, sell or hold any Interests.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT
                  COMPANY

                  (a)      Not applicable.

                  (b) LFSFI is only aware of the possible sale and liquidation of the Partnership's properties described in Item 3(b) of the Partnership
Schedule 14D-9, which description is incorporated by reference in this Item
7(b).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

                  Not applicable.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

                  (a) The Schedule 14D-9 filed by the Partnership, dated May 6, 1998, and the Amendment thereto, dated May 19, 1998 are annexed hereto as Exhibits 9(a)(1) and 9(a)(2), respectively.

                  (b)      Not applicable.

                  (c)      Not applicable.

                  Signature. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                            LF SPECIAL FUND I, L.P.,
                            a California limited partnership

                           By:      Liquidity Fund Asset Management, Inc.,
                                    a California corporation, a
                                    general partner of LF Special Fund I, L.P.

                                    By:      /s/ Brent R. Donaldson
                                             ----------------------
                                             Brent R. Donaldson
                                             President of Liquidity Fund
                                             Asset Management, Inc.

Dated:  June 8, 1998

                                                                 EXHIBIT 9(a)(1)

           As filed with the Securities and Exchange Commission on May 6, 1998
                                                    Commission File No. 0-13563


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT

                                   Pursuant to

                               SECTION 14(d)(4) of

                       THE SECURITIES EXCHANGE ACT OF 1934


                      DAMSON/BIRTCHER REALTY INCOME FUND-I
                            (Name of Subject Company)


                      DAMSON/BIRTCHER REALTY INCOME FUND-I
                      (Name of Person(s) Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)



                              David Wohlberg, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 553-4441
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)

ITEM 1.  SECURITY AND SUBJECT COMPANY

         This statement relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), whose principal executive offices are located at 27611 La Paz Road, P.O. Box A-1, Laguna Niguel, California 92677-0100.


ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to a tender offer (the "Offer") by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"), whose principal executive offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108.


ITEM 3.  IDENTITY AND BACKGROUND

         (a) This statement is being filed by the Partnership, whose business address is 27611 La Paz Road, Laguna Niguel, California 92656.

         (b) In March of 1997, the Partnership's limited partners consented to dissolve the Partnership and liquidate its remaining properties. Since that time, the Partnership has reviewed and considered certain possible transactions to accomplish the liquidation of its properties and the winding up of the Partnership. On April 30, 1998, the General Partner accepted an offer to purchase all of the Partnership's properties. The accepted offer anticipates closing in approximately 60-90 days, and is subject to certain customary contingencies, including due diligence review by the purchaser and negotiation of a definitive purchase and sale agreement. More details of the accepted offer are set forth in the letter to limited partners attached as an exhibit to this schedule and incorporated herein by reference. Limited partners who tender to Grape Investors will not receive any proceeds from the eventual sale and liquidation of the Partnership's properties or any distributions from operations pending completion of the liquidation.

         In its Schedule 14D-1 dated April 21, 1998 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission"), Grape Investors represents that it believes that there are a number of qualified purchasers that would purchase all of the Partnership's property in a single transaction. Grape Investors states in the Schedule 14D-1 that it intends to encourage the Partnership's general partner to pursue a potential sale of the Partnership's properties in a "controlled auction." Grape Investors does not state in the
Schedule 14D-1 whether it believes an auction would result in the optimal sales price, but the Schedule 14D-1 notes that, in Grape Investor's view, the purchase price offered by Grape Investors "could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or from that which may be realized upon future liquidation of the Partnership."

         The Partnership believes that Grape Investors' intention that the Partnership auction the properties conflicts with the Partnership's obligations under the accepted offer to purchase all of the Partnership's properties and its ongoing attempts to sell and liquidate the Partnership's properties.

         Grape Investors also states in the Schedule 14D-1 that "if the General Partner does not pursue these options" Grape Investors is considering actions which may include assembling a group of 10 percent of the Limited Partners in order to call a meeting of the


Limited Partners to replace the Partnership's general partner in order to pursue a controlled auction of the Partnership's properties.

         Other than with respect to the advisability of immediately auctioning the Partnership's properties as a portfolio and any possible future attempt by Grape Investors to remove the Partnership's general partner, the Partnership also is not aware of any actual or potential conflict between Grape Investors and the Partnership's general partner or its other affiliates.

         There is no material contract, agreement, arrangement or understanding between the Partnership and Grape Investors.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) The Partnership recommends that limited partners reject the Offer.

         (b) The Partnership's recommendation that limited partners reject the Offer is based on the factors set forth in the letter to limited partners attached as an exhibit to this Schedule and incorporated herein by reference.


ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

         The Partnership has retained EquiNet Fund Administrators, Inc. of Dallas, Texas, to provide investor relations services to the Partnership. As part of its ongoing services, Equinet Fund Administrators, Inc. will be available to respond to inquiries about the Offer at (888) 387-5387. EquiNet Fund Administrators, Inc. will make no solicitation or recommendation with respect to the Offer and will not be specifically compensated for responding to inquiries relating to the Offer.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) Not applicable.

         (b) Certain family members of the partners of the Partnership's general partner own Interests representing less than 1% of all outstanding Interests. To the Partnership's knowledge, these individuals currently intend to hold their Interests and to not tender them in response to the Offer.


ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) There is no negotiation undertaken or underway by the Partnership's general partner or the Partnership in response to the Offer.


         (b) See the information in Item 3(b) of this Schedule regarding the possible sale and liquidation of the Partnership's properties currently underway, which information is incorporated herein by reference.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         (a) Not applicable.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         (a) 99.1 Letter dated May 6, 1998 to the limited partners of the Partnership.

         (b) Not applicable.

         (c) Not applicable.



         Signature. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        DAMSON/BIRTCHER REALTY INCOME FUND I,
        a Pennsylvania limited partnership

        By:    DAMSON/BIRTCHER PARTNERS
               General Partner
               Damson/Birtcher Realty Income Fund I

               By:    BIRTCHER PARTNERS,
                      a California general partnership

                      By:    BIRTCHER INVESTMENTS,
                             a California general partnership,
                             General Partner of Birtcher Partners

                             By:    BIRTCHER LIMITED,
                                    a California limited partnership,
                                    General Partner of Birtcher Investments

                                    By:     BREICORP,
                                            a California corporation,
                                            formerly known as Birtcher Real
                                            Estate Inc.,
                                            General Partner of Birtcher Limited

                           By: /s/ Robert M. Anderson
                               -------------------------------
                               Robert M. Anderson
                               Executive Director
                               BREICORP

                                           Date: May 6, 1998


               By:    LF Special Fund II, L.P.,
                      a California limited partnership

                      By:    Liquidity Fund Asset Management, Inc.,
                             a California corporation,
                             General Partner of LF Special Fund II, L.P.

                             By:    /s/ Brent R. Donaldson
                                    --------------------------------------------
                                    Brent R. Donaldson
                                    President
                                    Liquidity Fund Asset Management, Inc.

                                    Date:  May 6, 1998



                                                                    EXHIBIT 99.1

                            DAMSON/BIRTCHER PARTNERS
                                27611 La Paz Road
                         Laguna Niguel, California 96656

                                   May 6, 1998



Dear Limited Partner:


        Damson/Birtcher Partners (the "General Partner") has become aware that Grape Investors, LLC ("Grape") has recently sent an unsolicited tender offer to the limited partners of Damson/Birtcher Realty Income Fund-I, L.P. (the "Partnership") to purchase approximately 10% of the Partnership's outstanding limited partnership interests for approximately $250 per $1,000 of original subscription amount (the "Offer"), reduced by any transfer fees and any Partnership distributions made to you after February 28, 1998.

        The General Partner recommends that you reject the Offer. The General Partner believes that each limited partner should be aware of the factors listed below in making a decision whether to tender to Grape. The factors that the General Partner believes to be significant are:

        o On April 30, 1998, the General Partner accepted an offer to purchase all of the Partnership's Properties for $39,140,000 (the "Purchase Offer"),



Limited Partner
May 5, 1998
Page 2



               an amount greater than the most recent appraised value of the properties and more than the high end of the range previously discussed in the 1997 Consent Solicitation. The Purchase Offer anticipates closing in approximately 60-90 days, and is subject to certain customary contingencies, including due diligence review by the purchaser and negotiation of a definitive purchase and sale agreement. Although there can be no assurance that the proposed sale of the properties will be completed, if the sale is completed at the stated price, the limited partners will receive total aggregate sales proceeds of approximately $350 per $1,000 originally invested in the Partnership. Grape's offer is for approximately $250 per $1,000 originally invested, reduced by any transfer fees and any Partnership distributions made after February 28, 1998. In addition to the recent Purchase Offer, the General Partner has received several other indications of interest from prospective purchasers to acquire all of the Partnership's remaining properties in a single transaction. The indications of interest all value




Limited Partner
May 5, 1998
Page 3



               the Partnership's properties on a collective basis at the high end of the range that the General Partner previously discussed in the February 18, 1997 Consent Solicitation.

        o If you tender to Grape, Grape and not you will receive the proceeds from any sale of the Partnership's properties pursuant to the Purchase Offer or other indications of interest or any distributions from operations pending completion of the sale.

        o The General Partner's estimates are based upon a variety of assumptions that are subject to significant uncertainties and contingencies. Such estimates are inherently imprecise and there can be no assurance they can be realized. There can be no assurance as to when or at what price properties will be sold.

        o In the event the properties are not sold pursuant to the Purchase Offer, the timing of property sales and distributions of sale proceeds are and will be



Limited Partner
May 5, 1998
Page 4



               determined solely by the General Partner. Accordingly, limited partners who do not accept the Offer may not receive any distribution of sale proceeds for a significant period of time following the Offer.

        o The General Partner's estimate of sales proceeds from the Purchase Offer does not take into account Partnership cash reserves, operating expenses or net income or net loss of the Partnership for any period prior to the time the remaining properties are sold, which could affect the amount of sales proceeds available for distribution. Therefore, the actual proceeds to be received by the limited partners may vary materially, up or down, from the estimate.

        o The Offer price of approximately $250 per $1,000 of original investment is below the price of recent bid prices and trade prices on the secondary market for limited partnership interests and, presumably, do not take into account the Purchase Offer, which was only recently agreed to. Limited partners




Limited Partner
May 5, 1998
Page 5



               seeking immediate cash for their interests should check the secondary market prior to making any decision to tender. Please keep in mind that the secondary market itself is an inefficient market that the General Partner does not believe has generally reflected the true value of Partnership interests. Please also keep in mind that the secondary market may not be able to accommodate substantial sales of limited partnership interests over a short period of time at current prevailing prices.

        o The Offer was not discussed with, and is not sponsored or endorsed by, the General Partner. The General Partner did not negotiate on behalf of the limited partners.

        In light of the factors discussed above, the General Partner recommends that you reject the Offer.





Limited Partner
May 5, 1998
Page 6


        If you have any questions about the Offer that you want to address to the General Partner, please call EquiNet Fund Administrators at 888-387-5387.

                                    Very truly yours,



                                    DAMSON/BIRTCHER PARTNERS

                                                                 EXHIBIT 9(a)(2)

           As filed with the Securities and Exchange Commission on May 19, 1998
                                                    Commission File No. 0-13563



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                               SCHEDULE 14D-9/A1



                      SOLICITATION/RECOMMENDATION STATEMENT

                                   Pursuant to

                               SECTION 14(d)(4) of

                       THE SECURITIES EXCHANGE ACT OF 1934


                      DAMSON/BIRTCHER REALTY INCOME FUND-I
                            (Name of Subject Company)


                      DAMSON/BIRTCHER REALTY INCOME FUND-I
                      (Name of Person(s) Filing Statement)


                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)



                              David Wohlberg, Esq.
                      Troy & Gould Professional Corporation
                       1801 Century Park East, Suite 1600
                          Los Angeles, California 90067
                                 (310) 553-4441
           (Name, address and telephone number of person authorized to receive notice and communications on behalf of the
                           person(s) filing statement)




                               INTRODUCTORY NOTE


     This Amendment No. 1 to Schedule 14D-9 Solicitation/Recommendation Statement (this "Amendment") relates to the limited partnership interests ("Interests") of Damson/Birtcher Realty Income Fund-I, a Delaware Limited Partnership (the "Partnership"). The Interest are the subject of a tender offer by Grape Investors, LLC, a Delaware Limited Liability Company ("Grape Investors"). The Partnership's Schedule 14D-9 Solicitation/Recommendation Statement is amended as set forth in this Amendment.




ITEM 4.  THE SOLICITATION OR RECOMMENDATION


         Item 4 is hereby amended as follows:



         (b) The Partnership's previous recommendation that limited partners reject Grape Investors' tender offer was based on the factors set forth in the Partnership's letter to limited partners dated May 6, 1998 attached as an exhibit to the Solicitation/Recommendation Statement. In a supplemental letter to limited partners dated May 19, 1998, a copy of which is attached as an exhibit hereto and incorporated herein by reference, the Partnership elaborates on its previous recommendation and provides some additional information regarding the recent proposal from an unaffiliated third party to purchase all of the Partnership's properties.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS


         (a) 99.2 Supplemental letter dated May 19, 1998 to the limited partners of the Partnership.






         Signature. After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        DAMSON/BIRTCHER REALTY INCOME FUND I,
        a Pennsylvania limited partnership

        By:    DAMSON/BIRTCHER PARTNERS
               General Partner
               Damson/Birtcher Realty Income Fund I

               By:    BIRTCHER PARTNERS,
                      a California general partnership

                      By:    BIRTCHER INVESTMENTS,
                             a California general partnership,
                             General Partner of Birtcher Investors

                             By:    BIRTCHER LIMITED,
                                    a California limited partnership,
                     General Partner of Birtcher Investments

                                    By:     BREICORP,
                            a California corporation,
                                            formerly known as Birtcher Real
                                            Estate Inc.,
                                            General Partner of Birtcher Limited

                           By: /s/ Robert M. Anderson
                               -------------------------------
                               Robert M. Anderson
                               Executive Director
                               BREICORP


                                           Date: May 19, 1998



               By:    LF Special Fund II, L.P.,
                      a California limited partnership

                      By:    Liquidity Fund Asset Management, Inc.,
                             a California corporation,
                             General Partner of LF Special Fund II, L.P.

                             By:    /s/ Brent R. Donaldson
                                    --------------------------------------------
                                    Brent R. Donaldson
                                    President
                      Liquidity Fund Asset Management, Inc.


                                    Date:  May 19, 1998







                                                                    EXHIBIT 99.2

                            DAMSON/BIRTCHER PARTNERS
                               27611 LA PAZ ROAD
                        LAGUNA NIGUEL, CALIFORNIA 96656


                                  May 19, 1998

Dear Limited Partner:

     In April of this year, Grape Investors, LLC ("Grape") sent an unsolicited tender offer to the limited partners of Damson/Birtcher Realty Income Fund-I (the "Partnership") to purchase approximately 10% of the Partnership's outstanding limited partnership interests for approximately $250 per $1,000 of original subscription amount (the "Offer"), reduced by any Partnership distributions made to the limited partners after February 28, 1998.

     In its letter, dated May 6, 1998 to the limited partners, Damson/Birtcher Partners (the "General Partner") recommended that limited partners reject the Offer for the reasons stated in its letter. This letter supplements the General partner's May 6 letter and should be read in conjunction with that letter.

     In making a decision whether to tender to Grape, please consider the following additional information about the recent offer to purchase all of the Partnership's Properties for $39,140,000 (the "Purchase Offer") described in the General Partner's May 6 letter.

     o The prospective purchaser (the "Purchaser") is Abbey Investments, Inc., an affiliate of The Abbey Company. The Abbey Company is a Southern California-based real estate operating company founded in 1990. The Purchaser is not affiliated in any way with the Partnership or the General Partner, or any of the General Partner's principals or affiliates.

     o The Purchaser currently does not own or operate real property outside of Southern California. Therefore, it is seeking to negotiate a property management agreement with Birtcher to manage the properties after closing.

     The Purchase Offer is subject to the following conditions:

     o Completion and approval by the Purchaser of Phase I environmental reports for each property.

     o  Physical and engineering inspection of each property;

     o The Purchaser's approval of title reports and underlying documents; and

     o Receipt, review and approval by the Purchaser of operating documents, including leases, rental agreements and contracts, notes and trust deeds, inventories of personal property to remain at the properties, utility and other operating expense hills, property tax bills, and plans and specifications for each property.

     As stated in the General Partner's May 6 letter, there can be no assurance that these conditions can be satisfied or that the proposal sale of the properties will be completed at the stated price or otherwise. If, however, the sale is completed at the stated price, the General Partner estimates that the limited partners will receive aggregate sales proceeds totalling approximately $350 per $1,000 originally invested in the Partnership. Grape's offer, as you know, is $250 per $1,000 invested, reduced by any Partnership distributions you receive after February 28, 1998.

     If you have any questions that you wish to address to the General Partner, please call EquiNet Fund Administrators at 888-387-5387.

                                        Very truly yours,

                                        DAMSON/BIRTCHER PARTNERS